Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces the unaudited consolidated results of the Company and its subsidiaries (together, the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with comparative figures for the same period of 2023. The interim results have been reviewed by the audit committee of the Company (the “Audit Committee”).

Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

KEY FINANCIAL HIGHLIGHTS

	For the six months ended June 30,
	2024	2023
	(US$’000)	(US$’000)
Revenue	370,930	323,931
Revenue from Haidilao restaurant operation	356,488	312,718
Profit before tax	628	7,320
(Loss) Profit for the period	(4,649)	3,394
(Loss) Profit for the period attributable to owners of the Company	(4,583)	3,541
(Loss) Profit per share (Basic and diluted) (US$)	(0.01)	0.01

BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS

	As of/For the six months ended June 30,
	2024	2023
Number of restaurants	122	115
Total guest visits (million)	14.5	12.3
Average table turnover rate (times/day)	3.8	3.3
Average spending per guest (US$)	24.6	25.5
Average daily revenue per restaurant (US$’000)	17.2	15.6
Restaurant level operating margin (%)	8.7	8.3

1

2024 INTERIM PERFORMANCE REVIEW

In the first half of 2024, global economic activities demonstrated a general recovery, though economic structures and growth rates differed across countries and regions. Meanwhile, inflationary pressures persisted, impacting raw material and labor costs. In response, the Group concentrated on optimizing the management of its local restaurants. This included enhancements in the environment, services, products, and food safety, with the aim of continuously improving customer satisfaction and strengthening customer relations, thereby boosting operational efficiency in its restaurants.

In the first half of 2024, the overall and same-store table turnover rate of Haidilao restaurants of the Group was 3.8 times per day, representing an increase of 0.5 time per day as compared to the same period in 2023. The significant increase in the table turnover rate was mainly attributable to (i) the continued recovery of the economic environment; and (ii) the efforts by Haidilao restaurants in several aspects, such as improving customer satisfaction, broadening the customer base, and tapping into a range of consumption scenarios. For instance, initiatives were aligned with holidays, concerts, tourism seasons, and sports events, which helped expand the customer base in nearby areas and enhance operations for occasions such as family gatherings and late-night dining.

In order to optimize customer experience, we also made great efforts in product innovation and improvement. To meet the needs and preferences of local consumers, we identified the country managers to be responsible for products at the local markets, and supporting them with various resources from the headquarters. In the first half of 2024, we improved and launched new products worldwide for over 500 times, covering categories such as the soup base, dishes, snacks, and beverages. Restaurants worldwide incubated popular products, which received wide interests from customers, effectively helping restaurants enhance customer satisfaction and brand influence. In addition to our existing hot pot offerings, we proactively introduced new dining options such as seafood steamer and BBQ plate, so as to enrich the options and experience of consumers in different periods. Furthermore, we continued to optimize the global supply chain, proactively sought local high-quality suppliers, as well as continued to enhance cost control and improve the operational efficiency while ensuring food quality.

As of June 30, 2024, we operated 122 Haidilao restaurants in the international market, representing a net increase of 7 restaurants as compared to the same period last year. In the first half of 2024, we opened 8 new restaurants, with 5 located in Southeast Asia (including 1 in the Philippines, representing our entry into a new market), 2 in North America and 1 in East Asia. At the same time, we closed 1 restaurant in Southeast Asia, which had underperformed for a prolonged period. We adopted the “bottom-up” strategy and a positive and cautious attitude when opening new restaurants. In addition, we review our existing restaurants from time to time. For restaurants that have consistently been underperforming, our headquarters will provide specific guidance to the restaurant or transform the business model to improve its performance. If the restaurant fails to improve, we will consider temporary closure or permanent closure to stop loss.

2

In addition to Haidilao restaurants, we also took the initiative to explore the innovation and operation of different business forms, including but not limited to fast food and halal hot pot. To foster the incubation and expansion of innovative business forms, we launched the “Pomegranate plan.” This strategic initiative draws inspiration from the pomegranate, where each seed represents a unique business form, collectively supporting and forming our comprehensive catering service group. To support the efficient implementation of the “Pomegranate plan”, we assembled a team of highly skilled and innovative management personnel, covering various aspects such as restaurant operations, product development, and brand marketing. We provided resources for such innovation and entrepreneurship, and implemented various incentive measures. In addition, we also encouraged managers with excellent performance to manage their existing restaurants or businesses while also participating in the establishment and management of new business forms through the “dual-management” and “multi-management” approach, so as to stimulate the potential of outstanding talents and enhance the effectiveness of internal management.

FINANCIAL REVIEW

The Group recorded revenue of US$370.9 million for the six months ended June 30, 2024, representing an increase of 14.5% from US$323.9 million for the same period in 2023, primarily due to the increase in table turnover rate and the expansion of restaurant network during the Reporting Period. The Group recorded an average spending per guest of US$24.6 for the six months ended June 30, 2024, representing a decrease of US$0.9 from US$25.5 for the same period in 2023, primarily due to exchange rate fluctuations, which had partially offset our revenue growth driven by the increase in table turnover rate and expansion of restaurant network.

During the Reporting Period, the increase in table turnover rate effectively had driven the improvement in the operational efficiency of our restaurants. Although we increased the number of restaurant employees in the first half of 2024 to further improve restaurant management, and faced inflationary pressure from rising raw materials costs and labor costs globally, we still managed to achieve a restaurant level operating profit margin of 8.7%, representing an increase of 0.4 percentage point compared to the same period last year.

During the Reporting Period, the Group recorded income from operations1 of US$20.9 million, representing a decrease of 1.4% from US$21.2 million for the same period last year. The income from operation margin2 was 5.6%, compared to 6.5% for the same period last year. The changes were mainly because:

•	government grants decreased by US$1.4 million as compared to the same period last year, mainly due to the cancellation of COVID-19-related restaurant subsidies in some countries, which also affected the operating profit and net profit during the Reporting Period; and

•	listing expenses increased to US$2.5 million as the Company issued American Depositary Shares on NASDAQ and completed dual-listing in May 2024, which also affected the operating profit and net profit during the Reporting Period.

1	Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from (loss) profit for the period.

2	Calculated by dividing income from operation by total revenue.

3

During the Reporting Period, the Group recorded a net loss of US$4.6 million, representing a decrease of US$8.0 million as compared to the net profit of US$3.4 million for the same period last year. In addition to the aforementioned factors that affected our income from operations, the change to net loss was mainly because net foreign exchange loss increased by US$8.8 million to US$19.5 million. Such increase was due to the unrealized exchange losses incurred by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2024, which affected the net profit during the Reporting Period.

FUTURE PROSPECT

In May 2024, we issued American Depositary Shares and completed dual-listing on NASDAQ. We will remain oriented to “customer satisfaction” and “employee effort” in the future, to develop our Company into a leading multi-brand chain catering enterprise. We will endeavor and persist to:

•	enhance the dining experience of customers by constantly optimizing the environment, services and products, and offering more value-added services to the customers;

•	expand the restaurant network, including both Haidilao hot pot restaurants and restaurants with new business forms, proactively seeking potential restaurant locations in the countries where the Group has business operations, as well as entering new markets whenever opportunities arise;

•	improve the operating performance of restaurants, expand revenue sources, and control costs and expenses reasonably;

•	proactively develop and explore new business forms, including but not limited to incubation, strategic acquisitions or other forms of collaboration, to further enrich our business offerings and customer base; and

•	improve the capabilities of the headquarters to empower restaurants, including but not limited to supply chain optimization, brand building and digital support.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

The Group generated revenue from (i) Haidilao restaurant operations, (ii) delivery business and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue amounted to US$370.9 million for the six months ended June 30, 2024, representing an increase of 14.5% from US$323.9 million for the corresponding period in 2023, primarily driven by an increase of US$43.8 million in revenue from Haidilao restaurant operation.

4

Haidilao Restaurant Operation

The Group’s revenue from Haidilao restaurant operation amounted to US$356.5 million for the six months ended June 30, 2024, representing an increase of 14.0% from US$312.7 million for the corresponding period in 2023. This increase was mainly due to (i) continued recovery of the catering industry in the international markets; (ii) our continuous efforts in increasing guest visits and table turnover rates; and (iii) our ongoing business expansion in the first half of 2024. The Group recorded an average spending per guest of US$24.6 for the six months ended June 30, 2024, representing a decrease of US$0.9 from US$25.5 for the same period in 2023, primarily due to exchange rate fluctuations, which had partially offset our revenue growth driven by the increase in table turnover rate and expansion of restaurant network.

Restaurant Network

As of June 30, 2024, we had expanded our restaurant network to 122 restaurants in 13 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the periods indicated:

	As of/For the six months ended June 30,
	2024					2023
					Average					Average
					revenue per					revenue per
	Number of restaurants		Revenue		restaurant(2)	Number of restaurants		Revenue		restaurant(2)
	(US$’000, except number of restaurants and percentages)
Southeast Asia	74	60.7%	195,874	54.9%	2,647	70	60.9%	180,230	57.6%	2,575
East Asia	18	14.8%	43,237	12.1%	2,402	17	14.8%	35,815	11.5%	2,107
North America	20	16.4%	73,888	20.7%	3,694	18	15.7%	62,038	19.8%	3,447
Others(1)	10	8.1%	43,489	12.3%	4,349	10	8.6%	34,635	11.1%	3,464
Total	122	100%	356,488	100%	2,922	115	100%	312,718	100%	2,719

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of periods end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

5

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the periods indicated:

	For the six months ended June 30,
	2024	2023
Total guest visits (million)
Southeast Asia	10.2	8.9
East Asia	1.6	1.3
North America	1.7	1.3
Others(1)	1.0	0.8
Overall	14.5	12.3

Average table turnover rate(2) (times/day)
Southeast Asia	3.7	3.3
East Asia	4.1	3.1
North America	4.1	3.2
Others(1)	3.9	3.5
Overall	3.8	3.3

Average spending per guest(3) (US$)
Southeast Asia	19.3	20.3
East Asia	27.8	28.6
North America	42.6	49.1
Others(1)	42.3	40.6
Overall	24.6	25.5

Average daily revenue per restaurant(4) (US$’000)
Southeast Asia	15.4	14.8
East Asia	15.7	11.8
North America	21.1	19.0
Others(1)	24.5	22.7
Overall	17.2	15.6

Restaurant level operating margin(5) (%)	8.7	8.3

Notes:

(1)	Include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total number of tables served for the periods by the product of total Haidilao restaurant operation days for the periods and the average table count during the periods.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region.

(5)	Calculated by dividing restaurant level operating profit/loss by restaurant level revenue. Restaurant level operating profit/loss is calculated by deducting cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant travel and commute expenses and other restaurant level expenses from restaurant level revenue. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers.

6

Same Store Sales

The following table sets forth details of the Group’s same store sales of Haidilao restaurants by geographic region for the periods indicated:

	For the six months ended June 30,
	2024		2023
Number of same stores(2)
Southeast Asia		65
East Asia		14
North America		18
Others(1)		6
Overall		103

Same store sales(3) (US$’000)
Southeast Asia	182,291		177,829
East Asia	39,840		32,480
North America	71,118		62,038
Others(1)	29,916		26,444
Overall	323,165		298,791

Average same store sales per day(4) (US$’000)
Southeast Asia	15.5		15.2
East Asia	15.8		12.9
North America	21.7		19.0
Others(1)	27.4		24.4
Overall	17.3		16.1

Average spending per guest (US$)
Southeast Asia	19.0		20.6
East Asia	28.0		28.9
North America	43.4		49.1
Others(1)	44.0		40.6
Overall	24.3		25.6

Average same store table turnover rate(5) (times/day)
Southeast Asia	3.7		3.3
East Asia	4.2		3.3
North America	4.1		3.2
Others(1)	4.1		3.7
Overall	3.8		3.3

7

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison, remained open as of June 30, 2024 and opened for more than 150 days both in six months ended June 30, 2023 and six months ended June 30, 2024.

(3)	Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

(4)	Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the periods by the total Haidilao restaurant operation days at the same stores for the periods.

(5)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the periods and average table count at the same stores during the periods.

Delivery Business

The Group’s revenue from delivery business amounted to US$5.2 million for the six months ended June 30, 2024, representing an increase of 20.9% from US$4.3 million for the corresponding period in 2023. This increase was mainly due to our increased brand influence.

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue from others amounted to US$9.2 million for the six months ended June 30, 2024, representing an increase of 33.3% from US$6.9 million for the corresponding period in 2023. This increase reflected the growing popularity of the above products.

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group’s other income amounted to US$3.3 million for the six months ended June 30, 2024, representing a decrease of 40.0% from US$5.5 million for the corresponding period in 2023. This decrease was mainly due to a decrease in government grants received in relation to COVID-19.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group’s raw materials and consumables used amounted to US$124.6 million for the six months ended June 30, 2024, representing an increase of 14.0% from US$109.3 million for the corresponding period in 2023. This increase was mainly due to an increase in food ingredient costs resulting from the enlargement of business scale and revenue increase. As a percentage of revenue, the Group’s raw materials and consumables used remained relatively stable at 33.7% and 33.6% for the six months ended June 30, 2023 and 2024, respectively.

8

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group’s staff costs amounted to US$126.3 million for the six months ended June 30, 2024, representing an increase of 17.3% from US$107.7 million for the corresponding period in 2023. This increase was mainly due to the increase in the number of employees, which was in line with (i) the expansion of restaurant network, (ii) the increase in guest visits and table turnover rate, and (iii) our operation strategy of ensuring sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety; as well as the increase in statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 33.3% for the six months ended June 30, 2023 to 34.1% for the six months ended June 30, 2024.

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group’s property rentals and related expenses amounted to US$9.1 million for the six months ended June 30, 2024, representing an increase of 44.4% from US$6.3 million for the corresponding period in 2023. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) the increase in variable lease payments in line with the increase in revenue from relevant restaurants.

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group’s utilities expenses remained relatively stable at US$12.6 million and US$13.7 million for the six months ended June 30, 2023 and 2024, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.9% and 3.7% for the six months ended June 30, 2023 and 2024, respectively.

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily included leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and renovation in progress and right-of-use assets.

The Group’s depreciation and amortization amounted to US$39.0 million for the six months ended June 30, 2024, representing a decrease of 6.7% from US$41.8 million for the corresponding period in 2023. This decrease was mainly due to (i) a US$1.8 million decrease in depreciation of property, plant and equipment; and (ii) a US$1.1 million decrease in depreciation of right-of-use assets. As a percentage of revenue, depreciation and amortization decreased from 12.9% for the six months ended June 30, 2023 to 10.5% for the six months ended June 30, 2024, primarily due to the increase in our revenue.

9

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel for new outlets and inspection of restaurant operations.

The Group’s traveling and communication expenses amounted to US$3.2 million for the six months ended June 30, 2024, representing an increase of 39.1% from US$2.3 million for the corresponding period in 2023. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, traveling and communication expenses remained relatively stable at 0.7% and 0.9% for the six months ended June 30, 2023 and 2024, respectively.

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) consulting service expenses; (iii) bank charges; (iv) outsourcing service fees; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group’s other expenses amounted to US$33.1 million for the six months ended June 30, 2024, representing an increase of 19.1% from US$27.8 million for the corresponding period in 2023. As a percentage of revenue, other expenses increased from 8.6% for the six months ended June 30, 2023 to 8.9% for the six months ended June 30, 2024. This increase was mainly due to an increase in outsourcing service fee of US$5.1 million, resulting from the expansion of our restaurant network and the increase in table turnover rate.

Other Losses – Net

Other losses – net primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets; (ii) loss or gain on disposal of property, plant and equipment and termination of leases, which represented reversals of right-of-use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iii) loss or gain on modification of leases; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others.

The Group’s net other losses amounted to US$18.1 million for the six months ended June 30, 2024, representing an increase of 81.0% from US$10.0 million for the corresponding period in 2023. This increase was mainly due to an increase in net foreign exchange losses of US$8.8 million.

Finance Costs

Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

The Group’s finance costs remained relatively stable at US$4.3 million and US$3.9 million for the six months ended June 30, 2023 and 2024, respectively.

10

Income Tax Expense

The Group recorded income tax expenses of US$3.9 million and US$5.3 million for the six months ended June 30, 2023 and 2024, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits throughout the six months ended June 30, 2024.

(Loss) Profit for the Period

As a result of the foregoing, the Group recorded net loss of US$4.6 million for the six months ended June 30, 2024. For the corresponding period in 2023, the Group recorded net profit of US$3.4 million. This change was primarily due to (i) the increase in net foreign exchange loss of US$8.8 million, arising primarily from the unrealized exchange losses incurred by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2024, and (ii) listing expenses of US$2.5 million recorded during the six months ended June 30, 2024.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products under Haidilao brand and secondary brands.

The Group’s inventories amounted to US$26.6 million as of June 30, 2024, representing a decrease of 10.7% from US$29.8 million as of December 31, 2023. This decrease was mainly due to a relatively higher inventory level near the year end in anticipation of the peak season of our business.

The turnover days of inventory decreased from 42.8 days for the year ended December 31, 2023 to 40.7 days for the six months ended June 30, 2024. Inventory turnover days equals the average of the beginning and ending inventories for that period divided by raw materials and consumables used for that period and multiplied by 360 days or 180 days. The decrease in the inventory turnover days was mainly due to the optimization of our inventory management process.

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group’s trade and other receivables and prepayments remained stable at US$31.6 million and US$31.7 million as of December 31, 2023 and June 30, 2024, respectively.

The turnover days of trade receivables increased from 7.3 days for the year ended December 31, 2023 to 8.3 days for the six months ended June 30, 2024. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days.

11

Trade Payables

Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group’s trade payables amounted to US$33.0 million as of June 30, 2024, representing a decrease of 4.1% from US$34.4 million as of December 31, 2023.

The turnover days of trade payable decreased from 51.1 days for the year ended December 31, 2023 to 48.7 days for the six months ended June 30, 2024. Trade payable turnover days for each period equals the average of the beginning and ending balances of trade payable for that period divided by raw materials and consumables for the period and multiplied by 360 days or 180 days. The trade payables turnover days decreased as there were fewer trade payable balances compared to those near the year end.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. During the six months ended June 30, 2024, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed. In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”) at a price of US$19.56 per ADS, and received a total gross proceeds of US$60.57 million (before deducting underwriting discounts and commissions and other offering expenses). The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis and strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

Capital Structure

The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximizing shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the six months ended June 30, 2024. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments in response to changes in economic conditions.

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants, procure food ingredients, consumables and equipment, and renovate and decorate the restaurants. The Group’s cash and cash equivalents amounted to US$140.7 million as of June 30, 2024, representing a decrease of 8.0% from US$152.9 million as of December 31, 2023. This decrease was mainly due to an increase in net purchase of financial assets of US$75.3 million, partially offset by an increase in net proceeds from ADS offering by the Company of US$56.1 million.

12

Capital Expenditure

Capital expenditure represented additions to (i) leasehold land and building; (ii) leasehold improvements; (iii) machinery; (iv) transportation equipment; (v) furniture and fixture; and (vi) renovation in progress.

The Group’s capital expenditure amounted to US$17.7 million for the six months ended June 30, 2024, which was mainly for the Group’s new restaurants opened and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations and cash and cash equivalents.

Charge of Assets

As of June 30, 2024, the Group charged bank deposits of US$3.0 million to banks to secure rental payments to the lessors.

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the six months ended June 30, 2024 and up to the date of this announcement, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

Financial Ratios

The following table sets forth certain of the Company’s financial ratios as of the dates indicated:

	As of
	June 30, 2024	December 31, 2023
Current ratio(1)	2.3	1.7
Gearing ratio(2)	0.3	0.4

Notes:

(1)	Equals current assets divided by current liabilities as of the same date.

(2)	Equals total borrowings divided by total assets as of the same date.

13

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risks. The Group does not use any derivative contracts to hedge against its exposure to currency risks. The Group manages its currency risks by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arise.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

Contingent Liabilities

As of June 30, 2024, the Group did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group’s business, financial condition or results of operations.

Material Acquisitions and Disposals

Throughout the six months ended June 30, 2024, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures.

Employees and Remuneration Policy

As of June 30, 2024, the Group had a total of 12,521 employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$126.3 million.

The Group’s remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

14

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the six months period ended June 30,
	Notes	2024	2023
		USD’000 (Unaudited)	USD’000 (Unaudited)
Revenue	5	370,930	323,931
Other income	6	3,275	5,461
Raw materials and consumables used		(124,579)	(109,316)
Staff costs		(126,289)	(107,687)
Rentals and related expenses		(9,109)	(6,264)
Utilities expenses		(13,733)	(12,621)
Depreciation and amortization		(39,022)	(41,795)
Traveling and communication expenses		(3,211)	(2,307)
Listing expenses		(2,460)	–
Other expenses	7	(33,129)	(27,780)
Other losses – net	8	(18,119)	(9,962)
Finance costs	9	(3,926)	(4,340)

Profit before tax		628	7,320
Income tax expense	10	(5,277)	(3,926)

(Loss) profit for the period	11	(4,649)	3,394

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		13,252	11,566

Total comprehensive income for the period		8,603	14,960

(Loss) profit for the period attributable to:
Owners of the Company		(4,583)	3,541
Non-controlling interests		(66)	(147)

		(4,649)	3,394

Total comprehensive income attributable to:
Owners of the Company		8,669	15,107
Non-controlling interests		(66)	(147)

		8,603	14,960

(Loss) earnings per share
Basic and diluted (USD)	12	(0.01)	0.01

15

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at June 30, 2024	As at December 31, 2023
		USD’000 (Unaudited)	USD’000 (Audited)
Non-current assets
Property, plant and equipment	13	159,881	168,724
Right-of-use assets	13	161,604	167,641
Intangible assets		298	402
Deferred tax assets	14	1,625	1,995
Other receivables	15	1,960	1,961
Prepayment	15	242	295
Rental deposits		18,683	16,903

		344,293	357,921

Current assets
Inventories		26,632	29,762
Trade and other receivables and prepayments	15	29,489	29,324
Financial assets at fair value through profit or loss	16	77,130	–
Rental deposits		2,920	3,882
Pledged bank deposits		2,994	3,086
Bank balances and cash		140,659	152,908

		279,824	218,962

Current liabilities
Trade payables	17	32,994	34,375
Other payables	18	31,230	34,887
Amounts due to related parties		840	842
Tax payables		7,713	9,556
Lease liabilities		38,389	38,998
Contract liabilities	19	8,334	8,306
Provisions	20	721	1,607

		120,221	128,571

Net current assets		159,603	90,391

16

	Notes	As at June 30, 2024	As at December 31, 2023
		USD’000 (Unaudited)	USD’000 (Audited)
Non-current liabilities
Deferred tax liabilities	14	1,273	1,347
Lease liabilities		154,420	163,947
Contract liabilities	19	2,533	3,098
Provisions	20	8,833	7,799

		167,059	176,191

Net assets		336,837	272,121

Capital and reserves
Share capital	21	3	3
Share premium	21	550,593	494,480
Shares held under share award scheme		*	*
Reserves		(215,728)	(224,397)

Equity attributable to owners of the Company		334,868	270,086
Non-controlling interests		1,969	2,035

Total equity		336,837	272,121

17

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act. Cap 22 (as consolidated and revised) of the Cayman Islands. The head office and principal place of business in Singapore is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. Zhang Yong and his spouse namely Ms. Shu Ping (collectively the “Controlling Shareholders”).

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollar (“USD”), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values.

The accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2024 are consistent with those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2023.

There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/period-to- period and comparison of different periods may not be meaningful.

3.	ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – For the purpose of preparing and presenting the condensed consolidated financial statements for the six months period ended June 30, 2024, the Group has consistently applied the accounting policies which conform with IFRSs, which are effective for the accounting periods beginning on or after January 1, 2024:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current

Amendments to IAS 1	Non-current Liabilities with Covenants

Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback

18

The adoption of these revised IFRS Accounting Standards pronouncements does not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these condensed consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 21	Lack of Exchangeability1

Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[2]

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments3

Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards — Volume 11[3]

IFRS 18	Presentation and Disclosure in Financial Statements[4]

1	Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

2	Effective date is deferred indefinitely.

3	Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

4	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2023.

5.	REVENUE

During the six months period ended June 30, 2024, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operation, delivery business and others, which generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows:

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Types of services or goods
Haidilao restaurant operation	356,488	312,718
Delivery business	5,194	4,328
Others	9,248	6,885

Total	370,930	323,931

Timing of revenue recognition
At a point in time	370,930	323,931

19

6.	OTHER INCOME

	For the six months period ended June 30,
	2024	2023
Interest income on:	USD’000	USD’000
– bank deposits	1,108	854
– rental deposits	314	277

	1,422	1,131
Government grants (Note)	1,259	2,656
Others	594	1,674

	3,275	5,461

Note:	The amounts represent the subsidies received from the local governments for the Group’s business development. The Group recognized government grants of USD Nil (six months period ended June 30, 2023: USD1,530,000) in respect of Covid-19-related subsidies, of which USD Nil (six months period ended June 30, 2023: USD1,528,000) are related to employment support scheme provided by the local government. There were no unfulfilled conditions for all the government grants in the periods in which they were recognized.

7.	OTHER EXPENSES

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Administrative expenses (Note)	8,372	9,996
Consulting services expenses	3,096	3,711
Bank charges	5,991	5,095
Daily maintenance expenses	3,522	2,618
Outsourcing service fee	9,113	3,964
Business development expenses	1,654	951
Storage expenses	1,381	1,445

	33,129	27,780

Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

20

8.	OTHER LOSSES – NET

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Net impairment reversal (loss) recognized in respect of – property, plant and equipment (Note 13)	552	(1,203)
–right-of-use assets (Note 13)	32	1,749
– goodwill	–	(1,122)
– intangible assets	–	(1,600)

	584	(2,176)

(Loss) Gain on disposal of property, plant and equipment and termination of leases	(586)	819
Loss on lease modification	–	(365)
Reversal of provision for early termination of leases	–	1,661
Net gain arising on financial assets at fair value through profit or loss	1,788	72
Net foreign exchange loss	(19,525)	(10,713)
Others	(380)	740

Total	(18,119)	(9,962)

9.	FINANCE COSTS

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Interests on lease liabilities	3,754	4,158
Interests charge on unwinding of provisions	172	182

	3,926	4,340

10.	INCOME TAX EXPENSE

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Current tax:
– current period	3,673	4,675
– under (over) provision for tax in prior years	34	(436)
Withholding tax	1,293	811
Deferred tax (Note 14)	277	(1,124)

	5,277	3,926

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits.

21

11.	(LOSS) PROFIT FOR THE PERIOD

The Group’s (loss) profit during the six months period has been arrived at after charging:

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Depreciation of property, plant and equipment	21,331	23,080
Depreciation of right-of-use assets	17,597	18,694
Amortization of intangible assets	94	21

Total depreciation and amortization	39,022	41,795

Property and equipment rentals:
–Office premises and equipment (short-term leases)	265	203
– Restaurants
–Variable lease payments (Note)	1,863	895

Subtotal	2,128	1,098

Other rental related expenses	6,981	5,166

Total rentals and related expenses	9,109	6,264

Directors’ emoluments	548	900
Other staff cost:
Salaries and other allowances	115,828	96,996
Employee welfare	3,897	3,457
Retirement benefit contributions	6,016	6,334

Total staff costs	126,289	107,687

Notes:	The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

22

12.	(LOSS) EARNINGS PER SHARE

The calculation of the basic (loss) earnings per share attributable to the owners of the Company is based on the following data:

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
(Loss) Profit for the period attributable to the owners of the Company for the purpose of calculating (loss) earnings per share	(4,583)	3,541

	For the six months period ended June 30,
	2024	2023
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating (loss) earnings per share	564,960	557,400

Note:	The weighted average number of ordinary shares for the purposes of basis (loss) earnings per share has been determined on the basis that the number of shares issued during the period.

No diluted (loss) earnings per share for the six months period ended June 30, 2024 and 2023 was presented as there were no potential ordinary shares in issue for the six months period ended June 30, 2024 and 2023.

13.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months period ended June 30, 2024, the Group paid for new additions for property, plant and equipment of USD16,569,000 (six months period ended June 30, 2023: USD17,450,000)

During the six months period ended June 30, 2024, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD579,000 (six months period ended June 30, 2023: USD414,000) for cash proceeds of USD24,000 (six months period ended June 30, 2023: USD192,000), resulting in a loss of USD555,000 (six months period ended June 30, 2023: USD222,000).

During the six months period ended June 30, 2024, the Group entered into several new lease agreements for the use of restaurant operation with lease terms ranged from 24 months to 12 years (six months period ended June 30, 2023: 24 months to 11 years). The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD15,040,000 (six months period ended June 30, 2023: USD10,479,000) and lease liabilities of USD14,612,000 (six months period ended June 30, 2023: USD10,307,000).

During the six months period ended June 30, 2024, certain leases were terminated by lessors, with right-of- use assets of USD197,000 (six months period ended June 30, 2023: USD9,418,000) and lease liabilities of USD166,000 (six months period ended June 30, 2023: USD10,459,000) derecognized, resulting in a loss of USD31,000 (six months period ended June 30, 2023: gain of USD1,041,000), which was recognized in other losses, net.

23

Impairment assessment

As at June 30, 2024, in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. As at June 30, 2024, the management of the Group also noticed that some restaurants achieved significant improvement in their operations as a result of the optimization of the internal management and the recovery of consumer and catering business in the overseas business, and concluded that there were indications that the impairment losses recognized in prior years for the relevant restaurants may no longer exist or may have decreased. The Group estimated the recoverable amounts of such restaurant (cash generating units (“CGUs”)) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.

The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 7.7% to 18.6% (2023: 8.5% to 24.2%) per annum, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2023: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Based on the results of the assessments, the management of the Group determined that: 1) the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero; and 2) the recoverable amounts of certain CGUs are higher than the carrying amount. The reversal of impairment loss for the CGUs has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Based on the value in use calculation and the allocation, net impairment reversal of USD552,000 (six months period ended June 30, 2023: net impairment loss of USD1,203,000) has been recognized against the carrying amount of property, plant and equipment and net reversal of impairment of USD32,000 (six months period ended June 30, 2023: USD1,749,000) has been recognized against the carrying amount of right-of-use assets.

14.	DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Deferred tax assets	44,351	43,787
Deferred tax liabilities	(43,999)	(43,139)
	352	648

24

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the period:

	Accelerated tax depreciation	Right-of- use assets	Lease liabilities	Customer loyalty scheme	Tax losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2023	(2,360)	(50,978)	49,406	277	1,063	(2,592)
(Charge) credit to profit or loss (Note 10)	440	3,435	(2,870)	–	119	1,124
Exchange adjustments	21	539	(526)	–	(27)	7

At June 30, 2023	(1,899)	(47,004)	46,010	277	1,155	(1,461)
(Charge) credit to profit or loss	110	4,961	(4,685)	694	979	2,059
Exchange adjustments	(19)	(384)	427	2	24	50

At December 31, 2023	(1,808)	(42,427)	41,752	973	2,158	648
(Charge) credit to profit or loss (Note 10)	(677)	(1,749)	2,465	102	(418)	(277)
Exchange adjustments	1	1,463	(1,491)	(4)	12	(19)

At June 30, 2024	(2,484)	(42,713)	42,726	1,071	1,752	352

Deferred tax assets have not been recognized in respect of the following items:

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Tax losses (Note i)	133,710	142,657
Other deductible temporary differences (Note ii)	96,200	105,359

	229,910	248,016

Notes:

i.	Included in unrecognized tax losses are losses of USD67,798,000 that will expire in 2026 to 2034 (2023: USD76,034,000 that will expire in 2026 to 2033) and tax losses of USD65,912,000 (2023: USD66,623,000) may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.

ii.	As at June 30, 2024, the Group has other deductible temporary differences of USD96,200,000 (2023: USD105,359,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

25

15.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Trade receivables (Note)	15,765	18,430

Other receivables and prepayments:
Prepayment to suppliers	12,728	10,097
Others	3,198	3,053

	15,926	13,150

Total	31,691	31,580

Current	29,489	29,324
Non-current	2,202	2,256

	31,691	31,580

Note:	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the Reporting Period.

16.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As at June 30, 2024, the financial assets at fair value through profit or loss represent investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which is a Level 1 input in terms of IFRS 13: Fair Value Measurement.

17.	TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Within 60 days	32,994	34,375

26

18.	OTHER PAYABLES

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Staff cost payable	19,472	20,262
Other taxes payables	7,416	9,372
Renovation fee payables	2,571	1,472
Listing expenses payables	302	1,334
Others	1,469	2,447

	31,230	34,887

19.	CONTRACT LIABILITIES

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Customer loyalty scheme (Note i)	10,390	10,921
Prepaid cards and issued vouchers (Note ii)	477	483

	10,867	11,404

Current	8,334	8,306
Non-current	2,533	3,098

	10,867	11,404

Notes:

i.	The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of redemption made by customers.

ii.	The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers’ direction. The amounts disclosed above represented the Group’s expectation on the timing of utilization made by customers.

20.	PROVISIONS

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Provision for restoration	9,554	9,406
Less: Amounts expected to be paid within one year	721	1,607

Amounts shown under non-current liabilities	8,833	7,799

The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

27

21.	SHARE CAPITAL & SHARE PREMIUM

Share Capital of the Company

	Number of shares	Shown in the condensed consolidated financial statements USD’000
Ordinary shares at par value of USD0.000005 each Authorized:
As at January 1, 2023, June 30, 2023, January 1, 2024 and June 30, 2024	10,000,000,000	–

Issued and fully paid:
As at January 1, 2023, June 30, 2023 and January 1, 2024	619,333,000	3
Issue of shares	30,966,000	*

As at June 30, 2024	650,299,000	3

Share Premium of the Company

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Balance at January 1,	494,480	494,480
Premium arising on issue of equity shares, net off issuance costs	56,113	–
	550,593	494,480

* :            Less than USD1,000.

In May 2024, the Company issued 30,966,000 American Depositary Shares at the issue price of USD1.956 per share with a par value of USD0.000005 each. Amounts received above the par value, net off is suance costs are recorded as share premium.

22.	CAPITAL COMMITMENTS

At the end of Reporting Period, the Group had the following capital commitments:

	As at June 30, 2024	As at December 31, 2023
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	6,714	6,650

28

23.	RELATED PARTY DISCLOSURES

(A)	Related party transactions

During the six months period ended June 30, 2024 and 2023, the Group has entered into the following transactions with related parties:

Purchase of goods/services from related parties

		For the six months period ended June 30,
Relationship	Nature of transaction	2024	2023
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	7,602	6,626

The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on an exclusive and royalty-free basis for a perpetual term.

The Group owns the proprietary rights to the formulas of Haidilao Customized Products (the “Condiments Formulae”) in regions other than mainland China, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

(B)	Remuneration of key management personnel of the Group

	For the six months period ended June 30
	2024	2023
	USD’000	USD’000
Directors’ fees	89	90
Short term employee benefits	650	453
Performance related bonuses	670	649
Retirement benefit scheme contributions	50	31
	1,459	1,223

24.	SEGMENT INFORMATION

Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and assess performance, focusing on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.

No individual customer contributes to over 10% of total revenue of the Group during the current and prior periods.

The Group operates mainly in Southeast Asia, North America and others.

29

The Group’s revenue from external customers by geographic area, based on location of operation, during the current and prior periods is detailed as below:

	For the six months period ended June 30,
	2024	2023
	USD’000	USD’000
Singapore	80,773	77,605
United States of America	52,370	48,644
Malaysia	44,751	37,563
Vietnam	42,903	38,614
Others*	150,133	121,505

Total	370,930	323,931

  * :          All other individual countries accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other receivables, rental deposits, prepayment and deferred tax assets.

	As at
	June 30,	December 31,
	2024	2023
	USD’000	USD’000
Singapore	55,563	60,589
United States of America	59,997	63,924
Australia	44,259	46,668
Others ^	161,964	165,586

Total	321,783	336,767

^:              All other individual countries accounted for less than 10% of total non-current assets

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CORPORATE GOVERNANCE AND OTHER INFORMATION

Compliance with the Corporate Governance Code

The Company has adopted the code provisions of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code throughout the Reporting Period and up to the date of this announcement.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this announcement.

The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this announcement.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale of treasury Shares) listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or other stock exchanges during the Reporting Period and up to the date of this announcement. As of June 30, 2024, the Company did not hold any treasury Shares.

Audit Committee

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and the auditor of the Company, considered and reviewed the Group’s interim results for the six months ended June 30, 2024, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the interim financial results for the six months ended June 30, 2024 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

Events After the Six Months Ended June 30, 2024

The Group had no material events for disclosure subsequent to June 30, 2024 and up to the date of this announcement.

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Interim Dividend

The Board has resolved not to declare an interim dividend for the six months ended June 30, 2024.

Publication of Interim Results Announcement and Interim Report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.superhiinternational.com).

The interim report of the Company for the six months ended June 30, 2024 containing all the information required by the Listing Rules will be published on the same websites and dispatched (if requested) to the shareholders of the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the shareholders, management team, employees, business partners and customers of the Company for their support and contribution to the Group.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
SHU Ping
Chairlady

Singapore, August 27, 2024

As at the date of this announcement, the Board comprises Ms. SHU Ping as chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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